Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: ABN AMRO Holding N.V.
Commission File Number: 001-14624
Date: October 4, 2007
On October 4, 2007, Fortis, Royal Bank of Scotland and Santander issued the following joint press release:
4 October 2007 — Fortis, RBS and Santander — Announcement concerning ABN AMRO Convertible Financing Preference Shares
Fortis, RBS and Santander (collectively, the “Banks”) today announce that RFS Holdings B.V. will offer €0.59 in cash per Depository Receipt representing ABN AMRO Holding N.V. Convertible Financing Preference Shares.
The Banks announced in the Offer Memorandum of 20 July 2007 that RFS Holdings B.V. intended to make appropriate proposals to the holders of Depository Receipts issued for ABN AMRO Holding N.V. Convertible Financing Preference Shares in due course. RFS Holdings hereby announces an offer of €0.59 in cash to all holders of all such depository receipts (the “Depository Receipts Offer”), conditional upon RFS Holdings’s offer for all ABN AMRO ordinary shares and ADSs being declared unconditional.
The Depository Receipts Offer will expire at 3:00pm Amsterdam time (9:00am New York City time) on 30 October 2007, unless it is extended or withdrawn. Investors can obtain an information letter containing further details of the Depository Receipts Offer from the Banks’ joint website, www.consortiumbid.com. The information letter is also available from the Dutch exchange agent and the global information agent, details of which are listed below.

The Dutch exchange agent:
Fortis Bank (Nederland) N.V.
Rokin 55
1012 KK Amsterdam
The Netherlands
Tel: +31 20 527 24 67
The global information agent:
D.F. King & Co., Inc.
2 London Wall Buildings, 2nd Floor
London Wall, London EC2M 5PP
United Kingdom
European Toll Free Help Line: 00 800 5464 5464
48 Wall Street, 22nd Floor
New York, NY 10005
United States
North American Toll Free Help Line: 1 (800) 848 2998

Important Information
This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.
In connection with the offer to acquire all of the issued and outstanding ordinary shares, nominal value €0.56 per share, of ABN AMRO Holding N.V. and all issued and outstanding American Depository shares of ABN AMRO, each of which represents one ABN AMRO ordinary share, RBS filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which, as amended, was declared effective by the SEC on 1 October 2007, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO, amendments thereto and other relevant materials. INVESTORS ARE URGED TO READ THE DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each Bank without charge.
Forward-Looking Statements
This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer for ABN AMRO, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer for ABN AMRO or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer for ABN AMRO (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium
The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551
Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

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